SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

Amendment No. 9

Spectrum Brands Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of class of securities)

84790A105

(CUSIP number)

Roland T. Kelly

Associate General Counsel

Jefferies Financial Group Inc.

520 Madison Avenue

New York, New York 10022

310-914-1373

(Name, address and telephone number of person authorized to receive notices and communications)

September 15, 2019

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

CUSIP No 84790A105	13D

1	Name of Reporting Person: S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Jefferies Financial Group Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 7,525,666
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 7,525,666

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 7,525,666
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 15.4%
14	TYPE OF REPORTING PERSON: HC, CO

This Amendment No. 9 amends the Statement on Schedule 13D first filed with the Securities and Exchange Commission on March 28, 2014, as amended on July 3, 2014, November 26, 2014, March 27, 2017, February 27, 2018, July 17, 2018, November 19, 2018, May 29, 2019 and September 17, 2019 (the “13D”), and is filed by Jefferies Financial Group Inc. (“Jefferies”) with respect to the common stock of Spectrum Brands Holdings, Inc. (“Spectrum Brands”) owned by Jefferies and its controlled subsidiaries. Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in the 13D.

This Amendment No. 9 is filed only to correct a typographical error disclosing the percentage owned in the second paragraph of Item 4. The correction changes “approximately 0.1% of Spectrum Brands” to “approximately 1.2% of Spectrum Brands.” The corrected language is contained below.

Item 4.	Purpose of the Transaction.

On September 15, 2019, Jefferies’ Board of Directors approved a distribution to stockholders of Jefferies of 7,514,477 shares of common stock of Spectrum Brands. Jefferies will distribute these Spectrum Brands shares to its shareholders through a special pro rata dividend (the “Distribution”) effective on October 11, 2019 to Jefferies stockholders of record as of the close of business on September 30, 2019 (the “Record Date”). Stockholders of Jefferies will receive approximately 0.025 of a share of Spectrum Brands common stock for each share of Jefferies common stock held as of the Record Date.

Joseph Steinberg, an executive officer and a director of Jefferies and a director of Spectrum Brands owns 15,276 shares of Spectrum Brands common stock representing less than 0.1% of Spectrum Brands outstanding shares. It is anticipated that as a direct and indirect holder of Jefferies common stock, Mr. Steinberg will receive beneficial ownership of approximately 575,486 shares of Spectrum Brands common stock in the Distribution. As a result, Mr. Steinberg will beneficially own approximately 590,762 shares of Spectrum Brands common stock representing approximately 1.2% of Spectrum Brands outstanding shares.

In connection with the Distribution, Jefferies will send information detailing the Distribution to its stockholders of record on the Record Date. No vote or action is required by Jefferies’ stockholders in order to receive the distribution of shares of Spectrum Brands common stock in the Distribution. No fractional shares will be distributed and stockholders will receive cash in lieu thereof.

Item 5.	Interest in Securities of the Issuer.

The information set forth under Item 4 is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under Item 4 is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 17, 2019	Jefferies Financial Group Inc.

	By:	/s/ Roland T. Kelly
Roland T. Kelly
Associate General Counsel

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